                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                AMENDMENT NO. 5
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)


                              ANGELES PARTNERS XII
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
(1) Transaction Valuation* $22,270,976           Amount of Filing Fee: $4,454.20

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 26,768 units of limited partnership interest of the subject partnership for $832 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $4,454.20         Filing Parties: AIMCO Properties, L.P.

Form or Registration No.: Schedule 14D-1  Date Filed: September 24, 1999




                         (Continued on following pages)





                                  1 of 6 pages

CUSIP No. NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                           [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,930

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                      [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  33.4%


10.      TYPE OF REPORTING PERSON

                  PN



                                  2 of 6 pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,930

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                      [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  33.4%

10.      TYPE OF REPORTING PERSON

                  CO




                                  3 of 6 pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)  [ ]
                                                                   (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,351

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                        [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  47.75%

10.      TYPE OF REPORTING PERSON

                  CO




                                  4 of 6 pages

       AMENDMENT NO. 5 TO SCHEDULE 14D-1/AMENDMENT NO. 14 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 5 to the Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest (the "Units") of Angeles Partners XII (the "Partnership"); and (b) Amendment No. 14 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 22, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on August 6, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on August 20, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, filed with the Commission on September 9, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xi) Amendment No. 11, filed with the Commission on September 13, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xii) Amendment No. 12, filed with the Commission on September 24, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (xiii) Amendment No. 13, filed with the Commission on October 7, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At midnight, New York time, on Friday, October 15, 1999, the offer expired pursuant to its terms. A total of 3,401 Units, representing approximately 7.6% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $832 per Unit.




                                  5 of 6 pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1999
                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President

                                        BROAD RIVER PROPERTIES, L.L.C.

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                           ------------------------------
                                            Executive Vice President



                                  6 of 6 pages